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                            August 3, 2021

       H. Lynn Harton
       Chairman, President and Chief Executive Officer
       United Community Banks, Inc.
       2 West Washington Street
       Suite 700
       Greenville, SC 29601

                                                        Re: United Community
Banks, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 29, 2021
                                                            File No. 333-258278

       Dear Mr. Harton:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance